Brian T. London

Associate

+1.215.963.5886

brian.london@morganlewis.com

June 30, 2021

FILED AS EDGAR CORRESPONDENCE

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. Marquigny:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone regarding the Trust’s post-effective amendment no. 286, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 290, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the GQG Partners International Quality Dividend Income Fund (“International Fund”), the GQG Partners US Quality Dividend Income Fund (“US Fund”), and the GQG Partners Global Quality Dividend Income Fund (“Global Fund”) (collectively, the “Funds”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by GQG Partners LLC (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

June 30, 2021

Comments on the Funds’ Prospectus

1.	Comment. In each Fund’s “Fund Fees and Expenses” section:

a. Please revise the first sentence above the “Annual Fund Operating Expenses” table to state that “This table describes the fees and expenses you may pay if you buy, hold and sell” shares.

Response. The requested changes have been made.

b. The Staff believes that the Fund’s estimated Other Operating Expenses are generally higher than other series of the Trust. Please explain supplementally why the Fund’s estimated Other Operating Expenses may be higher than other series of the Trust. For instance, please indicate in your response whether any such differences are attributable to the Fund’s investment strategies that are based in China.

Response. The Trust notes that Other Operating Expenses for each Fund have been revised such that they are now lower than the Other Operating Expenses for each Fund shown in the Amendment. The updated expense and example tables that will appear in the Funds’ Prospectus are presented in Exhibit A attached hereto. The Trust further notes that to the extent estimated fund operating expenses of the Funds may in certain instances be higher than other recently launched series of the Trust, such differences are due to differences in estimated asset levels for each such Fund’s first year of operations. These differences are not attributable to a Fund’s investment strategies that are based in China.

c. Please confirm that the capped expenses are not reflected beyond the first year in the “3 Year” Example.

Response. The contractual expense limitation agreement between the Trust and the Adviser is expected to continue through its initial term, which ends on July 31, 2022. The capped expenses are reflected in the “3 Year” Example for the period from the effective date of the Amendment through July 31, 2022. The Trust believes that such approach is consistent with Instruction 4(a) to Item 3 of Form N-1A, which provides that an “adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflect[ed] only in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.” Please note that, as discussed in the prior response, the Funds’ estimated Other Operating Expenses have been revised and accordingly, each Fund’s expense example for the three year column has been revised as well. Updated tables are inserted into Exhibit A attached hereto.

2.	Comment. In each Fund’s “Principal Investment Strategies” section:

a. Please clarify in greater detail how the Adviser determines that an investment satisfies the Funds’ criteria for “dividend-paying securities,” including evaluations made by the Adviser and factors considered by the Adviser in connection with this determination.

Response. The Trust has added the following language to each Fund’s “Principal Investment Strategies” section: “The Adviser considers a company’s historical dividend records and current prospects to determine whether an investment satisfies the Fund’s criteria for dividend-paying securities, for instance, whether it has a history of paying a dividend. Stocks of companies that have reduced dividends in the past or are not currently paying dividends may be considered for purchase by the Fund if the Adviser believes that the dividend payment or dividend growth is likely to be restored. Securities are selected based on a variety of factors, such as a company’s consistent effort to maintain or increase dividends over time while maintaining sufficient profitability.”

June 30, 2021

b. Please disclose supplementally how each Fund evaluates investments in ETFs. For instance, please affirmatively confirm whether a Fund will look through to the underlying holdings of an ETF prior to investing in the ETF.

Response. The Adviser confirms the following with respect to each Fund:

The International Fund will look through to the underlying investments held by an ETF in which the Fund may invest for purposes of determining whether an investment in such ETF furthers the Fund’s investment strategy of investing primarily in dividend-paying securities of non-U.S. companies, including those in emerging market countries.

The US Fund will look through to the underlying investments held by an ETF in which the Fund may invest for purposes of determining whether an investment in such ETF furthers the Fund’s investment strategy of investing primarily in dividend-paying securities of U.S. companies.

The Global Fund will look through to the underlying investments held by an ETF in which the Fund may invest for purposes of determining whether an investment in such ETF furthers the Fund’s investment strategy of investing primarily in dividend-paying securities of U.S. and non-U.S. companies, including those in emerging market countries.

c. In each Fund’s “Principal Investment Strategies” section, please add disclosures clarifying the American Depository Receipts (“ADRs”) strategy, specifically does the Fund anticipate investing in sponsored or unsponsored ADRs? If unsponsored, please add corresponding disclosure to this section.

Response. The Funds may invest in unsponsored ADRs. Therefore, the requested change has been made.

d.       With respect to the Funds’ investments in IPOs, treasuries, commodity tracking ETFs and China A shares, please revise the disclosure to clarify the factors the Adviser uses to determine whether to invest in these instruments and the circumstances in which the Adviser will invest in one investment versus another (i.e., describe the circumstances in which each instrument will be considered for purchase in connection with the construction of each Fund’s portfolio).

Response. The Trust has added the additional disclosure below about each Fund’s use of the above-referenced instruments. The Trust further notes that references to China A shares as a principal investment strategy of the US Fund, along with the accompanying risk disclosure, have been deleted.

•	“Treasuries are considered as alternatives to holding cash if at a given time the Adviser believes that treasuries offer better yields.”
•	“IPOs are considered for purchase by the Fund if the Adviser believes that the applicable company meets the same criteria as any other Fund investment in terms of appreciation and income opportunities.”
•	“China A Shares are considered if they meet the same criteria for inclusion in the Fund’s portfolio as any other Fund investment. Stock Connect is a mutual stock market access program designed to, among other things, enable foreign investments in China.”

June 30, 2021

•	“Commodity ETFs are considered if the Adviser believes that they offer exposure that cannot be met with individual company securities or exposure to markets to which the Fund does not have direct access.”

e. The Staff notes that the Funds’ description of their investments strategies contains a discussion of the Adviser’s proprietary screening process, but there is no corresponding risk factor. Please add a risk factor associated with the proprietary screening process.

Response. The Trust has revised the Prospectus to add the following risk factor on Proprietary Model Risk: “Proprietary models that may be used to evaluate securities or securities markets are based on certain assumptions concerning the interplay of market factors and may not adequately take into account certain factors and may result in the Fund having a lower return than if the Fund were managed using another model or investment strategy. The markets or prices of individual securities may be affected by factors not foreseen in developing the models.”

f. Please revise the disclosure to further explain what it is about the Adviser’s portfolio construction process that is different for each Fund. Please also clarify how the Adviser determines that a company reflects “higher quality opportunities on a forward-looking basis,” and discuss how the Adviser applies this standard to make purchase and sale decisions between similarly priced investment opportunities with comparable fundamentals.

Response. To further distinguish the differences between each Fund, the following language has been added to each Fund’s “Principal Investment Strategies” section:

For the International Fund: “The Adviser seeks to focus on making investments in dividend-paying companies located outside of the U.S.”

For the US Fund: “The Adviser seeks to focus on making investments in dividend-paying companies located within the U.S.”

For the Global Fund: “The Adviser seeks to focus on making investments in dividend-paying companies located anywhere in the world, including in the U.S.”

The Trust has further revised each Fund’s “Principal Investment Strategies” section to add the following disclosure around the discussion of “higher quality opportunities”:

For the International Fund:

When making purchase and sale decisions between similarly priced investment opportunities with comparable fundamentals, the Adviser seeks to identify relatively higher quality companies with strong financial positions, capable management, higher barriers to entry, more opportunity for growth and more durable earnings growth, based on the Adviser’s analyses of a company’s financial statements, economic health, competitors and the markets that it serves.

For the US Fund:

When making purchase and sale decisions between similarly priced investment opportunities with comparable fundamentals, the Adviser seeks to identify relatively higher quality companies with strong financial positions, capable management, higher barriers to entry, more opportunity for growth and more durable earnings growth, based on the Adviser’s analyses of a company’s financial statements, economic health, competitors and the markets that it serves.

June 30, 2021

For the Global Fund:

When making purchase and sale decisions between similarly priced investment opportunities with comparable fundamentals, the Adviser seeks to identify relatively higher quality companies with strong financial positions, capable management, higher barriers to entry, more opportunity for growth and more durable earnings growth, based on the Adviser’s analyses of a company’s financial statements, economic health, competitors and the markets that it serves.

g. In the discussion of “growth” stocks, the disclosure states that the “Fund may also purchase stocks that would not fall into the traditional ‘growth’ style box.” Please disclose in greater detail what the Adviser considers to be a “growth” stock that does “not fall into the traditional ‘growth’ style box.” Alternatively, please delete the reference to stocks that do “not fall into the traditional ‘growth’ style box.”

Response. The Trust has removed all references to stocks that do “not fall into the traditional ‘growth’ style box.”

h. To the extent that the Funds anticipate focusing investments on a particular geographic region, industry or sector, please disclose the relevant region, industry or sector, and provide appropriate quantitative and qualitative disclosures about the specific region, industry or sector. In addition, please ensure there are corresponding principal risk disclosures.

Response. Except with respect to the US Fund, which discloses its policy of investing at least 80% of its assets in instruments that are tied economically to the United States, the Funds do not currently expect to focus on any particular geographic region, industry, or sector. Accordingly, no disclosure has been added in response to this comment.

i. The Staff notes that the Funds may consider a company to be a non-U.S. company if “the Adviser otherwise believes that a company’s assets are exposed to the economic fortunes and risks of a non-U.S. country.” The Staff believes this criterion is broad and could encompass companies not traditionally considered to be non-U.S. For instance, the Staff is concerned that this definition would allow an otherwise domestic U.S. car manufacturer to be considered a non-U.S. company under this definition if it uses computer chips manufactured oversees. Please revise this disclosure to narrow the criteria in which a Fund may consider a company to be a non-U.S. company (in particular, by revising prong (v) of the Fund’s definition of “non-U.S. company” such that the type of company described above would not be considered a “non-U.S. company”).

Response. The Trust respectfully advises the Staff that it previously received a related comment from the Staff related to this language on November 29, 2016, in connection with the GQG Partners Emerging Markets Equity Fund’s definition of “emerging market country.”1 In response to that comment, in a letter dated December 23, 2016, the Trust (i) confirmed to the Staff that it would “clarify the circumstances in which the Adviser may believe that the assets of a company that does not meet any of the Fund’s other criteria for being considered to be an emerging market company are exposed to the economic fortunes and risks of emerging market countries”; and (ii) made the change below to prong (v) of the definition of “emerging market country” that was included in the GQG Partners Emerging Markets Equity Fund’s prospectus, which language was also used for the US Fund’s definition of “non-U.S. company” in the prospectus that was included in the Amendment.

[1]	The US Fund’s definition of “non-U.S. company” is identical to the GQG Partners Emerging Markets Equity Fund’s definition of “emerging market country,“ except that the term “emerging market country” is replaced with the term “non-U.S. company.”

June 30, 2021

The Fund considers a company to be an emerging market company if: (i) at least 50% of the company's assets are located in emerging market countries; (ii) at least 50% of the company's revenue is generated in emerging market countries; (iii) the company is organized, conducts its principal operations, or maintains its principal place of business or principal manufacturing facilities in an emerging market country; (iv) the company's securities are traded principally in an emerging market country; or (v) the Adviser otherwise believes that the company's assets are exposed to the economic fortunes and risks of emerging market countries (because, for example, the Adviser believes that the company's growth is dependent on emerging market countries).

This same definition, including the language added to prong (v) above, was later used in connection with the GQG Partners Global Quality Equity Fund’s definition of “non-U.S. company” in its initial prospectus, and again the Trust received and responded to a similar comment from the Staff regarding this language in a letter dated March 22, 2019. In light of the history of the other GQG funds’ use of this definition and the clarification to prong (v) that was made previously in response to Staff comments, the Trust respectfully believes that the inclusion of prong (v) in the definition of “non-U.S. company” for the US Fund is reasonable and respectfully declines to make the requested change.

Specifically with respect to the hypothetical provided in the Comment, the Trust notes that the adopting release to Rule 35d-1 provides that “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” The Adviser is both permitted and required to adhere to this reasonableness standard and would likely not be permitted to deem an otherwise domestic U.S. car manufacturer to be a non-U.S. issuer simply because a small component part is manufactured oversees. For this reason as well, the Trust believes that the inclusion of prong (v) in the definition of “non-U.S. company” for the US Fund is reasonable and respectfully declines to make the requested change.

j. The Funds note that “The Adviser seeks to outperform peers over a full market cycle by seeking to capture market upside while limiting downside risk.” Please clarify how the Adviser determines each Fund’s peer group for purposes of this statement.

Response. The Trust has revised the referenced disclosure as follows to replace the reference to “peer group” with the identity of each Fund’s benchmark index:

The Adviser seeks to outperform ~~peers~~ the Fund’s benchmark index over a full market cycle by seeking to capture market upside while limiting downside risk. For these purposes, a full market cycle can be measured from a point in the market cycle (e.g., a peak or trough) to the corresponding point in the next market cycle.

3.	Comment. In the “Principal Investment Strategies” section for the International Fund and the Global Fund:

June 30, 2021

a. Please revise the current descriptions of the principal investment strategies for the International Fund and the Global Fund to further highlight the differences between the Funds.

Response. The Trust notes that the first sentence of the first paragraph of the International Fund’s strategy disclosure states that “Under normal circumstances, the Adviser seeks to achieve the Fund’s investment objective by investing primarily in dividend-paying securities of non-U.S. companies, including those in emerging market countries.” The first sentence of the first paragraph of the Global Fund’s strategy disclosure, on the other hand, states that “Under normal circumstances, the Adviser seeks to achieve the Fund’s investment objective by investing primarily in dividend-paying securities of U.S. and non-U.S. companies, including those in emerging market countries.”

The Trust further notes that the first sentence of the second paragraph of the International Fund’s strategy disclosure notes that “Under normal circumstances, the Fund invests in at least five countries, and invests at least 40% of its total assets in securities of non-U.S. companies or, if conditions are not favorable, invests at least 30% of its total assets in securities of non-U.S. companies.” The first sentence of the second paragraph of the Global Fund’s strategy disclosure, on the other hand, states that under normal circumstances, the Fund invests in at least five countries, which may include the United States, and invests at least 40% of its total assets in securities of non-U.S. companies or, if conditions are not favorable, invests at least 30% of its total assets in securities of non-U.S. companies.”

Taken together, the Trust respectfully believes that the current disclosure adequately describes the differences between the two funds – in particular, that the International Fund expects to invest in issuers primarily located outside the U.S., while the Global Fund expects to invest in issuers located both within and outside the U.S. However, in response to this comment, the following sentence has been added to the end of the first paragraph of each Fund’s strategy disclosure:

International Fund: “The Fund will generally hold securities of between 30 to 70 issuers that are primarily located outside the U.S., including emerging markets countries, that the Adviser believes are undervalued by the market.”

Global Fund: “The Fund will generally hold securities of between 30 to 70 issuers that are located both within and outside the U.S., including emerging markets countries, that the Adviser believes are undervalued by the market.

b. The Staff believes that the disclosure does not specifically indicate how the Adviser determines the appropriateness of a specific instrument in a given situation. For example, the disclosure states that each Fund will invest primarily in publicly traded common stocks but may also invest in exchange-traded funds (“ETFs”), depositary receipts (including unsponsored depositary receipts and American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”) and Global Depositary Receipts (“GDRs”)) and, with respect to the International Fund and Global Fund, preferred stocks. (i) Please confirm supplementally whether each Fund expects to invest in ETFs and depositary receipts (and, with respect to the International Fund and Global Fund, preferred stocks) as part of its strategy to invest primarily in dividend-paying securities of U.S. or non-U.S. companies, as applicable. (ii) With respect to the International Fund and the Global Fund, please explain in greater detail how each Fund’s portfolio allocations to common and preferred stocks are determined by the Adviser. (iii) Please describe the Adviser’s strategy for making choices among ADRs, GDRs and EDRs or direct investments in foreign currency-denominated stock. (iv) Please describe instances in which the Adviser believes it may be more advantageous to invest in ETFs rather than directly in underlying investments. (v) With respect to each Fund’s investments in ETFs, depositary receipts and preferred stocks, please replace “may invest” with “will invest.” Otherwise, please delete the reference as “may invest” does not meet the standards for Item 4 disclosure. (vi) Please disclose the number of issuers in which each Fund will generally invest.

June 30, 2021

Response.

(i) The Adviser confirms that each Fund is expected to invest in ETFs, depositary receipts and preferred stocks as part of its strategy to invest primarily in dividend-paying securities of non-U.S. companies. The Trust also notes that, while the US Fund’s “Principal Investment Strategy” and “Principal Risks” sections previously did not include references to preferred stocks, the third paragraph of the US Fund’s Principal Investment Strategies section has since been revised to note that “The securities in which the Fund invests are primarily publicly traded common stocks but the Fund may also invest in preferred stocks.” In addition, the US Fund has added a corresponding risk factor on “Preferred Stock Risk.”

(ii) The following disclosure has been added in response to this comment for each Fund, including the US Fund: “The Fund’s portfolio allocations to common and preferred stocks are determined by the Adviser based upon current and relative yield and the potential total return of these securities relative to their investable universe.”

(iii) The Adviser notes that to the extent the Adviser is able to invest in a local security, it will ordinarily do so. However, in instances where local trading is restricted, the Adviser will utilize depository receipts. The Adviser may also choose to use depository receipts for added liquidity or if there is a significant discount to the locally traded shares. In response to this comment, the following disclosure has been added to each Fund’s “Principal Investment Strategies” section: “The Adviser would also typically invest in depositary receipts when local trading in certain non-US. companies is restricted, for added liquidity or if there is a significant discount to the locally traded shares.”

(iv). The Adviser believes that it may be more advantageous to invest in ETFs rather than directly in underlying investments when doing so would provide more access or exposure to markets or liquidity. The Trust has added the following disclosure to each Fund’s “Principal Investment Strategies” section: “The Adviser would typically invest in an ETF rather than directly in underlying investments when the Adviser believes that doing so would provide more efficient exposure, liquidity or market access.”

(v). The Trust respectfully declines to make changes in response to the Staff’s comment as the Trust respectfully believes that the disclosure is consistent with Item 4. Specifically, the disclosure informs investors that each Fund primarily invests in publicly traded common stocks but alerts them to the fact that the Fund may also invest in ETFs, depositary receipts and preferred stocks as principal investment strategies at certain times in the Adviser’s discretion in light of market conditions.

(vi). The requested change has previously been made with respect to the International Fund and Global Fund in connection with the Trust’s response to Comment 3(a) above. In addition, the following sentence has been added as the third sentence of the first paragraph of the US Fund’s strategy disclosure: “The Fund will generally hold securities of between 30 to 70 issuers that are primarily located in the U.S. that the Adviser believes are undervalued by the market.”

June 30, 2021

c. In the description of “emerging markets,” please revise the disclosure to more specifically describe factors that are used to determine emerging markets countries.

Response. In response to this comment, the following additional language has been added:

The Fund considers classifications by the World Bank, the International Finance Corporation, the International Monetary Fund and the Fund’s benchmark index provider in determining whether a country is an emerging market country.

4.	Comment. In each Fund’s “Principal Investment Strategies” section:

a. In the Funds’ risk factors about “Dividend-Paying Investment Risk,” please add disclosure to the effect that dividend paying instruments may pay less than the anticipated level of dividends, or may pay no dividends at all, and therefore, the fund might not meet its objective.

Response. The Trust has added the following sentence to the summary Dividend-Paying Investment Risk disclosures: “In addition, issuers that have paid regular dividends or distributions to shareholders may not continue to do so at the same level or at all in the future.”

b. Under “Market Risk,” please move the sentence discussing the consequences to liquidity from adverse market conditions to the “Liquidity Risk” factor.

Response. The Trust has made the requested change.

c. The Staff notes that the “Market Risk” disclosure in each Fund’s “Principal Risks” section discloses the principal risks of pandemics on investments in each Fund. Please consider revising such disclosure to reflect the principal risks of COVID-19, specifically, on investments in each Fund.

Response. The Trust believes that the principal risk of pandemics, including COVID-19, as they relate to the Funds is the risk that pandemics may cause general economic harm that negatively impacts the companies in which the Funds invest and, in turn, the Funds’ performance. Accordingly no changes have been made to the referenced disclosure.

5.	Comment. Under each Fund’s risk factor on “De-Globalization Risk,” please revise the first sentence to be more plain English.

Response. The Trust has made the requested change and revised the first sentence of the risk factor as follows:

De-Globalization Risk – The Fund’s investments ~~leave~~ may expose the Fund ~~potentially susceptible to acute headline risk~~ to disruptions associated with ~~Sino-U.S. trade tensions and the broader trend of~~ “de-globalization ~~across~~” trends in some parts of the ~~globe~~ world.

6.	Comment. Please supplementally disclose to the Staff the benchmark index against which each Fund will measure its performance.

Response. Each Fund will measure its performance against the benchmark index as set forth below:

International Fund: MSCI ACWI ex USA High Dividend Yield Index

US Fund: MSCI USA High Dividend Yield Index

Global Fund: MSCI ACWI High Dividend Yield Index

June 30, 2021

7.	Comment. In the response to Item 9 of Form N-1A, please include a more detailed discussion of the “Principal Investment Strategies” disclosed pursuant to Item 4 of Form N-1A, including more information about how the identified combination of principal strategies and instruments are used to inform the instruments in which the Funds may invest.

Response. The Funds describe their principal investment strategies in the summary section under “Principal Investment Strategies” in response to Item 4(a) of Form N-1A. In response to Item 9(b) of Form N-1A, the Funds have added the following sentence to the disclosure currently included in the “More Information about the Fund’s Investment Objective and Strategies”: “Please see the section entitled ‘Principal Investment Strategies’ above for a discussion of the Funds’ principal investment strategies.” The Trust believes it is unnecessary to restate the principal investment strategies of the Fund under Item C.3.(a) of the General Instructions section of Form N-1A, which states that: “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Trust further notes that its current approach is consistent with the approach taken with respect to the prospectus utilized by other funds in the GQG fund family.

8.	Comment. On page 32 of the Prospectus, the “Commodities” risk factor states that it applies to all three Funds, but there is no reference to commodities or commodity ETFs in the US. Fund. Accordingly please revise to clarify whether “Commodities” risk is applicable to the US Fund.

Response. The Trust has revised the Prospectus to clarify that “Commodities Risk” applies only to the GQG Partners International Quality Dividend Income Fund and GQG Partners Global Quality Dividend Income Fund.

9.	Comment. The Staff notes that there is no risk factor on preferred stock investments; rather, the risks associated with preferred stock investments are discussed under “Equity Risk.” Please provide a standalone risk factor on preferred stock.

Response. The Trust has made the requested changes.

10.	Comment. The disclosure under “Information about Portfolio Holdings,” states that the “Adviser may exclude any portion of a Fund’s portfolio holdings or characteristics derived from the portfolio holdings from such publication when deemed in the best interest of the Fund.” In light of this disclosure, if the Adviser intends to exclude any portion of a Fund’s portfolio holdings from the quarterly portfolio holdings disclosure required by applicable law at times when deemed to be in the best interests of the Funds, please provide the legal basis for taking that position.

Response. The Trust has revised the second sentence of the referenced section to clarify that website publication of the Funds’ portfolio holdings is “In addition to disclosure required by applicable law as discussed in the SAI.” In addition, the Trust has added the following sentence to the end of the referenced section: “Nevertheless, as described in the SAI, each Fund will disclose its complete portfolio holdings quarterly, within 60 days of the end of each fiscal quarter.” In light of the foregoing, the Trust believes that the section includes appropriate disclosure with respect to this matter.

11.	Comment. On pages 51 and 52 in the discussion regarding frequent trading and market timing, the Prospectus states:

June 30, 2021

Shareholders are restricted from making more than four “round trips,” including exchanges, into or out of a Fund within any one-year period. The Funds define a “round trip” as a purchase or exchange into a Fund by a shareholder, followed by a subsequent redemption out of the Fund, within any ninety-day period, of an amount the Adviser reasonably believes would be harmful or disruptive to the Fund.

Please clarify how the Adviser determines “an amount” that it believes would reasonably “be harmful or disruptive to the Fund.”

Response. The Trust respectfully declines to accept this comment. The Trust notes that changing market conditions, portfolio holdings, and asset levels can fluctuate during the course of the Funds’ operations. Accordingly, the Adviser does not make decisions about frequent trading based on fixed criteria, but takes into account the impact that such frequent trading, as defined above, may have on the operations of the Funds when and if such frequent trading occurs.

12.	Comment. The Staff notes that the US Fund’s strategy disclosure does not contain the definition for emerging market countries that is included for the Global Fund and the International Fund. Please clarify whether the US Fund uses a different definition for emerging market countries than the other two Funds, and in any event include the US Fund’s definition in its strategy disclosure.

Response. The Trust has revised the disclosure to define emerging markets the same for the US Fund as for the Global and International Funds.

13.	Comment. The Staff notes that the US Fund intends to invest at least 80% of its assets in companies economically tied to the United States. In light of this disclosure, please clarify the circumstances in which the Fund may invest in ADRs, EDRs, GDRs and P-Notes, which would give the Fund exposure to non-U.S. issuers.

Response. The Trust notes that references to P-Notes as a principal investment strategy of the US Fund, along with the accompanying risk disclosure, have been deleted. In addition to this change, the additional revisions below have been made in the US Fund’s “Principal Investment Strategies” section in response to this comment:

Although the Fund will invest primarily in securities of U.S. issuers, the Fund may also invest in securities on non-U.S. issuers, and is expected to typically do so by purchasing ~~The Fund’s investments also may include~~ depositary receipts (including unsponsored depositary receipts and American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”) and Global Depositary Receipts (“GDRs”)), which are certificates typically issued by a bank or trust company that represent ownership interests in securities of non-U.S. companies~~, and participation notes (“P-Notes”), which are derivative instruments designed to replicate equity exposure in certain foreign markets where direct investment is either impossible or difficult due to local investment restrictions~~.

14.	Comment. Please distinguish how the US Fund’s investments in China A Shares will differ from the Global Fund and the International Fund.

Response. The Trust notes that references to China A Shares as a principal investment strategy of the US Fund, along with the accompanying risk disclosure, have been deleted.

June 30, 2021

15.	Comment. Please delete the “geographic focus” risk factor for the US Fund, or clarify why it is necessary to retain in addition to the existing “Investing in the United States Risk” factor.

Response. The Trust has deleted the “geographic focus” risk factor for the US Fund.

Comments on the Funds’ Statement of Additional Information

16.	Comment. Under the section entitled “Investment Limitations” and the sub-section “Non-Fundamental Policies,” the final paragraph states that “Except with respect to a Fund's policy concerning borrowing, if a percentage restriction is adhered to at the time of an investment, a later increase or decrease in percentage resulting from changes in values or assets will not constitute a violation of such restriction.” It is the Staff’s position that a fund must comply with its Fundamental Policy regarding industry concentration at all times and not solely at the time of investment, such that a later increase or decrease in the value of a fund’s portfolio assets resulting from changes in values or assets may constitute a violation of such policy. Please supplementally provide support for the Trust’s current disclosure.

Response. The Trust believes that the guidance previously issued by the SEC and the Staff support the Trust’s position that compliance with a fund’s concentration policy is to be measured at the time of investment. In this regard, relevant no-action letters issued by the Staff state that “[a] fund is concentrated if it invests more than 25% of the value of its assets in any one industry.2 (emphasis added) Further, in a 1998 release, the SEC stated that “[t]he Commission’s staff has taken the position for purposes of the concentration disclosure requirement that a fund investing more than 25% of its assets in an industry is concentrating in that industry.”3 (emphasis added) In doing so, the SEC cited to Guide 19 of Form N-1A, which provides that “[i]t is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration. . . If the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant’s assets would be invested in such industry. However, when securities of a given industry come to constitute more than 25 percent of the value of the registrant’s assets by reason of changes in value of either the concentrated securities or the other securities, the excess need not be sold.”4 (emphasis added) In each case, the guidance issued by the SEC and the Staff confirms that a fund can only violate its concentration policy by making an investment, rather than as a result of changes in the value of the fund’s assets due to market factors, redemptions or other circumstances.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

[2]	Morgan Stanley Mortgage Securities Trust, SEC Staff Letter (March 5, 1984)
[3]	Investment Company Act Release No. 23064 (July 8, 2013)
[4]	Investment Company Act Release No. 13436 (August 12, 1983)

June 30, 2021

Very truly yours,

/s/ Brian T. London

Brian T. London

 EXHIBIT A

GQG PARTNERS INTERNATIONAL QUALITY DIVIDEND INCOME FUND

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Shares		Institutional Shares
Management Fees		0.65%		0.65%
Other Expenses[1]		2.66%		2.41%
Shareholder Servicing Fee	0.25%		None
Other Operating Expenses	2.41%		2.41%
Total Annual Fund Operating Expenses		3.31%		3.06%
Less Fee Reductions and/or Expense Reimbursements[2]		(2.27)%		(2.27)%
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements		1.04%		0.79%

[1]	Other Operating Expenses are based on estimated amounts for the current fiscal year.
[2]	GQG Partners LLC (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent necessary to keep Total Annual Fund Operating Expenses (excluding interest, taxes, brokerage commissions and other costs and expenses relating to the securities that are purchased and sold by the Fund, Shareholder Servicing Fees, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, and non-routine expenses (collectively, “excluded expenses”)) from exceeding 0.79% of the average daily net assets of each of the Fund’s share classes until July 31, 2022 (the “contractual expense limit”). In addition, the Adviser may recoup all or a portion of its fee waivers or expense reimbursements made during the rolling three-year period preceding the date of the recoupment to the extent that Total Annual Fund Operating Expenses (not including excluded expenses) at the time of the recoupment are below the lower of (i) the contractual expense limit in effect at the time of the fee waiver and/or expense reimbursement and (ii) the contractual expense limit in effect at the time of the recoupment. This agreement may be terminated: (i) by the Board of Trustees (the “Board”) of The Advisors’ Inner Circle Fund III (the “Trust”), for any reason at any time; or (ii) by the Adviser, upon ninety (90) days’ prior written notice to the Trust, effective as of the close of business on July 31, 2022.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses (including capped expenses for the period described in the footnote to the fee table) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Investor Shares	$106	$688
Institutional Shares	$81	$612

* * * * *

GQG PARTNERS US QUALITY DIVIDEND INCOME FUND

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Shares		Institutional Shares
Management Fees		0.45%		0.45%
Other Expenses[1]		2.55%		2.30%
Shareholder Servicing Fee	0.25%		None
Other Operating Expenses	2.30%		2.30%
Total Annual Fund Operating Expenses		3.00%		2.75%
Less Fee Reductions and/or Expense Reimbursements[2]		(2.26)%		(2.26)%
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements		0.74%		0.49%

[1]	Other Operating Expenses are based on estimated amounts for the current fiscal year.
[2]	GQG Partners LLC (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent necessary to keep Total Annual Fund Operating Expenses (excluding interest, taxes, brokerage commissions and other costs and expenses relating to the securities that are purchased and sold by the Fund, Shareholder Servicing Fees, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, and non-routine expenses (collectively, “excluded expenses”)) from exceeding 0.49% of the average daily net assets of each of the Fund’s share classes until July 31, 2022 (the “contractual expense limit”). In addition, the Adviser may recoup all or a portion of its fee waivers or expense reimbursements made during the rolling three-year period preceding the date of the recoupment to the extent that Total Annual Fund Operating Expenses (not including excluded expenses) at the time of the recoupment are below the lower of (i) the contractual expense limit in effect at the time of the fee waiver and/or expense reimbursement and (ii) the contractual expense limit in effect at the time of the recoupment. This agreement may be terminated: (i) by the Board of Trustees (the “Board”) of The Advisors’ Inner Circle Fund III (the “Trust”), for any reason at any time; or (ii) by the Adviser, upon ninety (90) days’ prior written notice to the Trust, effective as of the close of business on July 31, 2022.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses (including capped expenses for the period described in the footnote to the fee table) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Investor Shares	$76	$593
Institutional Shares	$50	$516

* * * * *

GQG PARTNERS GLOBAL QUALITY DIVIDEND INCOME FUND

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor Shares		Institutional Shares
Management Fees		0.65%		0.65%
Other Expenses[1]		2.66%		2.41%
Shareholder Servicing Fee	0.25%		None
Other Operating Expenses	2.41%		2.41%
Total Annual Fund Operating Expenses		3.31%		3.06%
Less Fee Reductions and/or Expense Reimbursements[2]		(2.31)%		(2.31)%
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements		1.00%		0.75%

[1]	Other Operating Expenses are based on estimated amounts for the current fiscal year.
[2]	GQG Partners LLC (the “Adviser”) has contractually agreed to waive fees and reimburse expenses to the extent necessary to keep Total Annual Fund Operating Expenses (excluding interest, taxes, brokerage commissions and other costs and expenses relating to the securities that are purchased and sold by the Fund, Shareholder Servicing Fees, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, and non-routine expenses (collectively, “excluded expenses”)) from exceeding 0.75% of the average daily net assets of each of the Fund’s share classes until July 31, 2022 (the “contractual expense limit”). In addition, the Adviser may recoup all or a portion of its fee waivers or expense reimbursements made during the rolling three-year period preceding the date of the recoupment to the extent that Total Annual Fund Operating Expenses (not including excluded expenses) at the time of the recoupment are below the lower of (i) the contractual expense limit in effect at the time of the fee waiver and/or expense reimbursement and (ii) the contractual expense limit in effect at the time of the recoupment. This agreement may be terminated: (i) by the Board of Trustees (the “Board”) of The Advisors’ Inner Circle Fund III (the “Trust”), for any reason at any time; or (ii) by the Adviser, upon ninety (90) days’ prior written notice to the Trust, effective as of the close of business on July 31, 2022.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses (including capped expenses for the period described in the footnote to the fee table) remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Investor Shares	$102	$684
Institutional Shares	$77	$608